VIA EDGAR AND FACSIMILE

January 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: William H. Demarest IV, Accountant

Re:           Consolidated-Tomoka Land Co.
Annual Report on Form 10-K for the year ended December 31, 2011
Filed March 15, 2012
File No. 1-11350

Dear Mr. Demarest:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 24, 2012 (the “Comment Letter”), regarding the above referenced Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 15, 2012 by Consolidate-Tomoka Land Co. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

1.
We have reviewed your response to comment 2 from our letter dated December 17, 2012. In future filings, please revise your presentation of stock compensation to include such amounts in the same line or lines where cash compensation paid to the same individuals is presented. For reference see SAB Topic 14F.

Response

The Company acknowledges the comment of the Staff and will revise its presentation of stock compensation in future Exchange Act filings to include such amounts in the same line item in which cash compensation paid to the same individuals is presented, in a manner consistent with the guidance provided in Staff Accounting Bulletin Topic 14F.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (386) 944-5643.

Sincerely

CONSOLIDATED-TOMOKA LAND CO.

/s/ Mark E. Patten

Mark E. Patten

Senior Vice-President & Chief Financial Officer

Cc:           John P. Albright, President & Chief Executive Officer, Consolidated-Tomoka Land Co.

Brian J. Buck, Pillsbury Winthrop Shaw Pittman, LLP

R. Travis Storey, KPMG LLP